Exhibit A

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of common stock of the Issuer during the past 60 days:

Reporting Person	Date of Transaction	Transaction Type (Purchase or Sale)	Shares		Price
Capital Royalty Partners II L.P.	9/30/19	Purchase	1,704,890	*	**
Capital Royalty Partners II (Cayman) L.P.	9/30/19	Purchase	602,493	*	**
Capital Royalty Partners II Parallel Fund “A” L.P.	9/30/19	Purchase	1,908,922	*	**
Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.	9/30/19	Purchase	8,242,606	*	**
Parallel Investment Opportunities Partners II, L.P.	9/30/19	Purchase	3,116,675	*	**

*	Represents shares of common stock of the Issuer underlying Series B Convertible Preferred Stock, which is immediately convertible and has no expiration date.

**

Acquired pursuant to a stock purchase agreement, which provided for the conversion of the Funds’ pro rata portion of an aggregate $25.0 million of outstanding debt of the Issuer into an aggregate of 17,123,284 shares of Series B Convertible Preferred Stock, at a price per share of $1.46 per share of Series B Convertible Preferred Stock.